1500 Harbor Boulevard
Weehawken, NJ 07086

February 1, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Mr. Michael Pressman

Special Counsel

Office of Mergers and Acquisitions

Re:	Hanover Direct, Inc.

Schedule 13E-3 filed December 15, 2006

File No. 5-34082

PREM 14A

File No. 1-8056

Dear Mr. Pressman:

Hanover Direct, Inc. (the “Company”) has reviewed the January 11, 2007 comment letter issued by the SEC staff relating to the Company’s Form 13E-3 and PREM 14A (“Preliminary Proxy”) filed on December 15, 2006. Set forth below and in the revised Preliminary Proxy and Schedule 13E-3 are the Company’s responses to the Staff’s comments included in the comment letter. For ease of the Staff’s review, we have included each of the Staff’s comments preceding our response. We are also providing supplemental materials to the Staff on a confidential basis in accordance with 17 C.F.R. § 200.83 and requesting that these supplemental materials be returned to us, as further described in our Responses to the Staff’s comments 6 and 13.

Schedule 13E-3

1.        We are unable to locate disclosure responsive to Item 1013 of Regulation M-A. Please advise. In that regard, please confirm whether the offer by Palmetto was the only alternative considered by the board and affiliates, and, if so, why were no other alternatives considered. Further, please explain why the company and its affiliates believe the reasons underlying the fairness transaction are identical to the reasons for structure of the transactions and engaging in the transaction at this time. In addition, please discuss the effects of the transaction on each affiliate, including quantification, where appropriate. For example, please include a discussion of the benefit, if any, derived by Chelsey due to its ability to utilize the company’s net operating losses on a going forward basis.

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

Company Response. We have revised Item 7 to the Schedule 13E-3 to reflect the disclosure in the Preliminary Proxy responsive to Item 1013 of Regulation M-A and have updated the disclosure in the Preliminary Proxy in the places indicated below.

With regard to the purpose of the transaction, we have revised the sections “Special Factors – Chelsey’s Purpose, Reasons For and Structure of the Merger” to clarify the purposes and reasons of the members of the Chelsey Group for the merger. We have also revised our disclosure under “Special Factors – Purposes and Plans for Hanover After the Merger” to include information regarding Hanover’s purposes for the merger and we have revised the subsection heading accordingly.

With regard to alternative means to achieve these purposes, we have added to our disclosure regarding the Palmetto offer that it was the only acquisition offer received during the past two years of which the Company or the Board of Directors of the Company (the “Board”) or Chelsey or its affiliates are aware, other than Chelsey’s previously withdrawn offer. The Board believed that the merger was the only viable alternative available to the Company and its stockholders taking into account the uncertain returns to the Company’s stockholders in light of the deteriorating performance of the Company’s business; the costs to the Company of remaining public; the lack of any other outstanding acquisition proposals, either in the period following Chelsey’s initial proposal to take us private in February 2006 or in the two year period prior to Chelsey’s revised offer (other than the inferior Palmetto offer); and the valuation attributed to our common stock set forth in Agio’s Valuation Analysis. We have clarified the disclosure in “Special Factors – Background of the Merger”, “ – Recommendations of the Board of Directors; Reasons for the Merger”, “– Chelsey’s Purpose; Reasons For and Structure of the Merger” and “– Purposes and Plans for Hanover after the Merger” regarding these reasons. We have further clarified in these sections the reasons the Palmetto offer was not pursued by the Board.

We have separately clarified the reasons for the fairness of the transaction, the reasons for the structure of the transaction and the reasons for the timing of the transaction. The reasons that the Company considered the transaction fair to the unaffiliated stockholders of the Company are set forth in “Special Factors – Recommendation of the Board of Directors; Reasons for the Merger” while those reasons considered by the members of the Chelsey Group are set forth in “Special Factors – Chelsey’s Purpose, Reasons For and Structure of the Merger”. We have separately clarified the reasons for the structure of the transaction as a going private transaction by means of a cash out reverse triangular merger in “Special Factors – Purposes and Plans for Hanover After the Merger” and “—Chelsey’s Purpose; Reasons For and Structure of the Merger”.

With regard to the reasons for the timing of the transaction, we have revised the disclosure in the Preliminary Proxy under “Special Factors – Chelsey’s Purpose; Reasons For and Structure of the Merger” and “– Purposes and Plans for Hanover After the Merger” to reflect the fact that, since the Company became current in its SEC periodic reporting requirements in February 2006, Chelsey had been seeking to take the Company private. Chelsey withdrew its

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

first offer as a result of the sharp deterioration of the Company’s financial performance. The Board continued to believe that it was in the best interests of the Company to be private at the earliest practicable date in order to eliminate public-company reporting costs and other costs associated with being public, to be better positioned to respond to competitive pressures described above under “—Recommendation of the Board of Directors; Reasons for the Merger” and to afford the Company greater flexibility in future financing, including its secured debt which matures in July 2007.

We have revised the discussion of the effects of the transaction on members of the Chelsey Group under “Special Factors – Position of Chelsey as to the Fairness of the Merger” and “– Certain Effects of the Merger”, including quantification of the benefits and detriments to the extent practicable and we have included disclosure with respect to affiliates’ interest in net book value and net earnings in dollar amounts and percentages. With respect to the net operating losses (“NOL’s”), Agio valued them, as part of its valuation analysis, at $3.2 to $3.6 million which was included in the enterprise value. This value took into account that the Company was not projecting positive taxable income for some time and thus the future utilization of the NOL's was discounted to present value. It also took into account that the NOL’s are subject to the annual Code Section 382 limitation. Chelsey does not realize any incremental value in the NOL’s by taking the Company private because, based on the enterprise value as determined by Agio, the Preferred Stock owned by Chelsey represented all of the equity value of the Company before the transaction in any event. It should be noted, however, that Chelsey will increase its common stock ownership from roughly 66% on a non-diluted basis and 72% on a fully diluted basis to 100% and, these NOL’s will continue to be available to the Company after the consummation of the proposed transaction, and Chelsey would indirectly benefit therefrom, if the Company had positive income in the future. We have revised the disclosure in “Special Factors – Chelsey’s Purpose; Reasons For and Structure of the Merger”, “– Position of Chelsey as to the Fairness of the Merger” and “– Certain Effects of the Merger” to address the effect of the merger on the NOL’s and Chelsey’s prospective use of the NOL’s after the merger.

PREM14A

2.        Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the “Special Factors” section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(l)(ii).

Company Response. We have reordered the Preliminary Proxy so that the “Special Factors” section follows the “Summary Term Sheet” and “Questions and Answers About the Annual Meeting and the Merger”.

Summary Term Sheet, page 5

3.        Revise your summary term sheet to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

summary term sheet. The summary should not verbatim recitations of the more detailed information appearing elsewhere in your document. Rather, the summary term sheet is intended to serve as an overview of all material matters that are presented in the accompanying documents provided to security holders. Refer to Instruction 1 to Item 1001 of Regulation M-A.

Company Response. We have revised and shortened the “Summary Term Sheet” to avoid repetition consistent with Part II.F.2.a of SEC Release No. 33-7760.

Special Factors, page 11

Background and Reasons for the Transaction, page 11

4.	Expand your disclosure of each meeting to identify Chelsey’s representatives.

Company Response. We have revised the “Background of the Merger” section to identify the Chelsey representatives who attended each of the meetings.

5.        Refer to the first sentence of the fourth paragraph. Please disclose when the meeting occurred, all parties present and who initiated the meeting.

Company Response. We have revised the “Background of the Merger” section to disclose when the meeting referred to occurred, all parties present and who initiated the meeting.

6.        Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize any and all presentations made by Houlihan and Agio during the Board’s evaluation of the transaction and file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, including any draft or preliminary reports.

Company Response. We have revised “Special Factors – Valuation Analysis of Goldsmith, Agio, Helms & Lynner” to include a reasonable detailed description for purposes of meeting the requirements of Item 1015 of Regulation M-A. We have also revised the “Background of the Merger” to summarize all presentations made by Agio during the Board’s evaluation of the transaction.

We understand that O’Melveny & Myers LLP, counsel to Houlihan, has separately provided a letter to the Commission for purposes of explaining why Houlihan does not believe that Houlihan’s presentation to the Board is required to be filed as an exhibit pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Houlihan has to date not provided its consent to have its presentation included in the proxy statement, but has agreed that we may provide the information to the Commission on a supplemental basis. We are therefore providing to the Commission, for its review, a copy of the Houlihan presentation on a supplemental basis.

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

In accordance with Rule 12b-4 of the Securities Exchange Act of 1934, we request that these supplemental materials be returned to us promptly following completion of the Staff’s review thereof. We also request confidential treatment for these supplemental materials pursuant to the provisions of 17 C.F.R. § 200.83.

7.        Refer to the fourth paragraph on page 21. Please expand the disclosure to explain in detail Chelsey’s views as to why $1.25 per share was significantly in excess of the value of the common stock.

Company Response. We have revised the “Background of the Merger” section to explain in detail Chelsey’s views as to why $1.25 per share was significantly in excess of the value of the common stock.

8.        Refer to the sixth paragraph on page 21. Please expand your disclosure to explain the nature of the additional due diligence the Special Committee requested to be performed.

Company Response. We have revised the “Background of the Merger” section to expand the disclosure to explain the nature of the additional due diligence the Special Committee requested Houlihan to perform.

9.        Refer to the seventh paragraph on page 21. Please identify the members of management Houlihan met with and explain any affiliation of those members of management with Chelsey.

Company Response. We have revised the “Background of the Merger” section to identify the members of management that Houlihan met with. None of the members of Company management that met with Houlihan have any affiliation with Chelsey although Mr. Garten had initially been a Chelsey designee to the Board of Directors prior to becoming CEO.

10.     Refer to the ninth paragraph on page 21. Please describe the revised contractual structure in greater detail. In addition, please explain why the process was abandoned.

Company Response. We have revised the “Background of the Merger” section to describe the revised contractual structure in greater detail and why the process was abandoned.

11.     Refer to the tenth paragraph on page 21. Please explain why Houlihan was no longer consulted with respect to going private transaction and describe any communications relating to Houlihan’s termination as advisor.

Company Response. We have revised the “Background of the Merger” section to explain that Houlihan was no longer consulted with respect to the going private proposal, because Chelsey had withdrawn its initial proposal and Houlihan’s services were no longer required. Moreover, the Special Committee had been disbanded after Chelsey withdrew its initial proposal. There was no formal communication relating to Houlihan’s termination as advisor and we have added disclosure to that effect.

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

12.     Refer to the second paragraph on page 22. Identify the outside advisors to whom you refer and describe each step taken to “insure that any subsequent deliberations regarding the transaction with Chelsey were acted upon with due regard for the interests of the minority stockholders.”

Company Response. We have revised the “Background of the Merger” section to identify the outside advisors that the Board relied on in considering whether to appoint replacement directors and have described each step taken to insure that any subsequent deliberations regarding the transaction with Chelsey were acted upon with due regard for the interests of the minority stockholders.

13.     Refer to the fifth paragraph on page 22. Please provide the engagement agreement with Agio on a supplemental basis and explain why the instruction was given to disregard whether or not the valuation might be perceived as favorable to Chelsey.

Company Response. We are providing a copy of the Agio engagement letter to the Commission, for its review, on a supplemental basis. The instruction was given to Agio to ensure that Agio understood that the Board wanted Agio to provide an accurate valuation of the Company consistent with Delaware law principles of fair price. The Board wanted to ensure that Chelsey’s control of the Company should have no influence on the Agio valuation. The engagement was expressly not conditioned on a transaction being completed – the final payment was due upon delivery of the valuation analysis.

In accordance with Rule 12b-4 of the Securities Exchange Act of 1934, we request that the engagement letter be returned to us promptly following completion of the Staff’s review thereof. We also request confidential treatment for the engagement letter pursuant to the provisions of 17 C.F.R. § 200.83.

14.     Please disclose the dates and substance of the meetings between Agio and management referred to in the sixth paragraph on page 22.

Company Response. We have revised the “Background of the Merger” section to include the dates and substance of the meetings between Agio and management.

15.     Please expand your discussion of the Palmetto offer to explain in greater detail why no further discussions with Palmetto were conducted and why the $8.0 million EBITDA would not have ascribed any value to the common stock. Please clarify whether Palmetto contacted the company to discuss its proposal further. In addition, please explain what role Chelsey or its affiliates played in the decision to not pursue the Palmetto offer.

Company Response. We have revised the “Background of the Merger” section to expand the discussion of the Palmetto offer and explain in greater detail why no further discussions with

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

Palmetto were conducted. We have also clarified that Palmetto did not contact the Company to discuss its proposal further and explained Chelsey’s role in the decision not to pursue the Palmetto offer.

Recommendations of the Board of Directors Reasons for the Merger, page 24

16.     Please revise your fairness transaction to separately address procedural and substantive fairness to unaffiliated holders.

Company Response. We have revised the “Special Factors – Recommendation of the Board of Directors; Reasons for the Merger” discussion to separately address procedural and substantive fairness to unaffiliated holders.

17.     All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise each filing person’s fairness determination to address in detail all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. For example, we note that the board either does not address or does not provide sufficient analysis regarding several of the factors listed in Instruction 2 of Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant, Refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719. (“...the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.”).

Company Response. We have revised each filing person’s fairness determination under “Special Factors – Recommendation of the Board of Directors; Reasons for the Merger” and “ – Position of Chelsey as to Fairness of the Merger” to consider each of the factors set forth in Instruction 2 to Item 1014 of Regulation M-A in greater detail; we have also identified those factors not considered, and why those factors were not deemed material or relevant.

18.     Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of the factors upon which the fairness determination was based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Provide quantification where appropriate. Please revise. Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988).

Company Response. We have revised the “Special Factors – Recommendation of the Board of Directors; Reasons for the Merger” discussion to consider each of the factors to fairness set forth in Instruction 2 to Item 1014 of Regulation M-A in greater detail and included a discussion of how the factor relates to the fairness determination.

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

19.     We note your reference to the valuation provided by Agio. If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

Company Response. We have revised the discussions contained in the “Summary Term Sheet,” “Special Factors – Recommendation of the Board of Directors; Reasons for the Merger” and “ – Position of Chelsey as to Fairness of the Merger” relating to the Agio Valuation Analysis to specifically state that the Board and the Chelsey Group have relied on the Agio valuation analysis and expressly adopt Agio’s conclusions and analysis.

20.     Please fully explain any the consideration the board gave to the conflicts of interest. In addition, given the substantial nature of the conflicts, please provide enhanced disclosure explaining why the board did not believe the procedural protections set forth in Items 1014(c)-(e) were appropriate. You should address how the decision as to procedural fairness was reached given the conflicts, what persons were involved in rendering the fairness determinations and the nature of conflicts of interest of the specific individuals as well as the entities.

Company Response. We have revised the discussion contained in “Special Factors – Recommendation of the Board of Directors; Reasons for the Merger” and “ – Position of Chelsey as to Fairness of the Merger” to discuss the conflicts of interest and why the Board did not believe the procedural protections set forth in Items 1014(c)-(e) of Regulation M-A were necessary. We have also discussed which persons were involved in rendering the fairness determinations and the nature of conflicts of interest of the specific individuals as well as the entities and have further discussed how the decision as to procedural fairness was reached given the conflicts.

21.     We note the statement “among other factors” qualifies the factors considered by the Board. Please revise to disclose all material factors considered.

Company Response. We have revised the disclosure to identify all material factors considered and eliminated the phrase “among other factors.”

22.	Please disclose whether the board has or will solicit third party bids.

Company Response. We have revised the disclosure under “Special Factors – Recommendation of the Board of Directors” to provide that the Board is empowered to solicit third party bids and will address any bids received but does not intend to affirmatively solicit bids.

23.     Please explain why you identify the “potential negative factors” as only having the “potential” to be negative. Clarify whether the board considered these factors to weigh against the merger.

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

Company Response. We have revised the disclosure under “Special Factors – Recommendation of the Board of Directors” to identify all factors considered negative and eliminated the word “potential.” We also revised the disclosure to clarify how the Board considered these factors to weigh against the merger while still recommending the merger.

24.     Please note that given the substantial revisions required to your fairness section, we will withhold further comment on this section at this time.

Company Response. We acknowledge the Staff’s comment.

Valuation Analysis of Goldsmith, Agio, Helms and Lynner, page 26

25.     Please disclose the method of selection of Agio. For instance, were any other appraisers considered? Refer to Item 1015(b)(3) of Regulation M-A.

Company Response. We have revised the disclosure in the “Special Factors—Background of the Merger” section to identify the process by which Agio was selected as well as the other appraisers considered.

26.     In each analysis please quantify any adjustments that the advisor made and explain why the adjustments were appropriate. Also, for each analysis indicate whether any underlying data points were either not available or not considered. If a data point was not considered or deemed relevant, please explain why. Finally, please clarify how the various assumptions, such as the EBIT and EBITDA multiples were determined.

Company Response. We have revised the disclosure in “Valuation Analysis of Goldsmith, Agio, Helms and Lynner” to quantify the adjustments that Agio made in each of valuation methodologies and explained why the adjustments were appropriate. We have also indicated whether any underlying data points were either not available or not considered and if a data point was not considered or deemed relevant, we have explained the reasons therefor. We have clarified how the various assumptions, such as the EBIT and EBITDA multiples, were determined.

We also supplementally provide the Staff with the following responses:

Please quantify any adjustments that the advisor made and explain why the adjustments were appropriate

Agio made various adjustments to Hanover’s historical financial statements to eliminate those items that were extraordinary and/or non-recurring in nature. Specifically, the following adjustments were made to the Company’s 2006 income statement (which adjustments impacted the results derived from the Guideline Public Company Analysis and the Precedent Transaction Analysis by virtue of these methodologies applying valuation multiples to income statement measures for the 12 months ended September 30, 2006):

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

•

Legal and audit fees related to the restatement. The Company incurred various non-recurring legal and audit fees related to the restatements it made in response to the discovery during the second half of 2004 of errors in its accounting treatment of certain items. For the 12-month period ended September 30, 2006 (the “LTM Period”) these expenses totaled $841,000, and were added back to the Company’s reported EBIT and EBITDA.

•

Severance and termination costs. During the LTM Period Hanover incurred $760,000 of severance and termination costs that in Agio’s opinion were nonrecurring in nature. These expenses were added back to the Company’s reported EBIT and EBITDA for the LTM Period.

•

Special charges. These special charges are related to a business realignment program the Company announced in 2004 that resulted in the recording of expenses for severance, facility exit costs, and fixed asset write-offs. While these were actual costs the Company did incur, during the LTM Period reported expenses were reduced by $76,000 as a result of the accounting treatment for these special charges. The reversal of this non-recurring item reduced EBIT and EBITDA for the LTM Period.

Agio also made one adjustment to Hanover’s projected income statements, which were provided by Company management, to reflect the impact to the Company’s earnings as a result of its changed business plan with respect to membership sales. The accounting for the new membership plan arrangement understates, in Agio’s opinion, the Company’s actual cash earnings that will be derived from this activity. Accordingly, Agio increased Hanover’s projected reported EBIT and EBITDA for the year ending December 2006 by $1,994,000 relative to the forecast provided by management. (Agio made similar adjustments to Hanover’s projected income for the years 2007 and beyond in management’s forecast, which adjustments ranged from a low of $739,000 in 2009 to a high of $3,948,000 in 2007.)

As a result of these adjustments, Agio’s conclusions with regard to Hanover’s enterprise value were increased under each of the three valuation methodologies – the DCF analysis, the guideline public company analysis, and the precedent transaction analysis – relative to what these methodologies would have concluded had no such adjustments been made.

Also, for each analysis indicate whether any underlying data points were either not available or not considered. If a data point was not considered or deemed relevant, please explain why.

All data points that Agio considered relevant to its analysis were available and were considered by Agio.

Finally, please clarify how the various assumptions, such as the EBIT and EBITDA multiples, were determined.

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

The assumptions that Agio used in its analyses reflect widely accepted valuation practices. EBIT and EBITDA are typically referenced when performing business appraisals as they are generally considered to be more instructive with regard to a company’s true earnings capabilities than other measures, such as net income or revenues. Hence, Agio incorporated these two metrics in both its guideline public company analysis and its precedent transaction analysis. In the case of the guideline public company methodology Agio also employed a total assets multiple (for the LTM Period; management did not provide a projected December 31, 2006 balance sheet). This additional measure was used in order to broaden the analysis, adding a balance-sheet oriented perspective to the conclusions.

The selection of the actual multiple for each of these metrics was based on Agio’s assessment of Hanover’s performance and prospects relative to the guideline public companies. For the LTM Period Agio concluded that Hanover’s performance was such that it should be ascribed multiples from the low end of the range as determined by the valuation multiples calculated for each of the guideline public companies (the “Peer Group”). For the period ending December 31, 2006 Agio concluded that the use of median multiples as established the Peer Group was appropriate. Given the Company’s rapidly deteriorating profit performance, Agio considered applying multiples from the low end of the Peer Group range for both the LTM Period and for the period ending December 31, 2006 – which would have reduced Hanover’s implied enterprise value established by the guideline public company analysis – but chose instead to apply median multiples to the second set of EBIT and EBITDA figures (as adjusted per the discussion above), thereby bolstering the Company’s implied value.

27.     Expand your disclosure to explain in greater detail why Agio considered trading in the stock of the company to be speculative and the relevance of such a determination to Agio’s conclusions as to fair value.

Company Response. We have revised the disclosure in “Valuation Analysis of Goldsmith, Agio, Helms and Lynner” pursuant to the Staff’s comment. Agio considered trading in Hanover’s stock to be speculative for two primary reasons:

•

The implied value of the Company, using generally accepted appraisal methodologies — DCF analysis, guideline public company analysis, and precedent transaction analysis — was dramatically lower than the value suggested by its stock price.

•	The trading history of Hanover’s stock was marked by extreme price and volume volatility.

This is relevant to the valuation analysis presented because, in Agio’s opinion, a market price based on speculative trading is not a credible measure of the value of the Company.

Position of Chelsey as to Fairness, page 31

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

28.     Please revise your fairness transaction to separately address procedural and substantive fairness to unaffiliated holders.

Company Response. We have revised the disclosure in “Special Factors – Position of Chelsey as to the Fairness of the Merger” to separately address procedural and substantive fairness to unaffiliated holders.

29.     We note the statement “among other factors” qualifies the factors considered by the Chelsey Group. Please revise to disclose all material factors considered.

Company Response. We have revised the disclosure concerning “Special Factors – Position of Chelsey as to the Fairness of the Merger” to include all material factors considered and eliminated the phrase “among other factors.”

30.     In addition, Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. Please expand your disclosure to provide a meaningful discussion of the factors considered by the Chelsey Group. If the Chelsey Group relied on the analysis of another, such as the financial advisor or the board, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Relying on the “reasonableness” of the conclusions and analyses of the board is insufficient.

Company Response. We have augmented the disclosure in “Special Factors – Position of Chelsey as to the Fairness of the Merger.” As Chelsey relied on the analysis of Agio and the Board, we have clarified the language to clearly state that Chelsey adopted the conclusions and analysis of Agio and the Board.

31.     Please identify the “certain members of the Chelsey Group” that “are not objective with regard to the fairness of the merger.” In addition, please expand your disclosure to clarify the import of the lack of objectivity.

Company Response. We have modified the disclosure in “Special Factors – Position of Chelsey as to the Fairness of the Merger” to identify those interested parties in the merger and members of the acquisition group who, as a result of such status, are not objective with regard to the outcome of the merger. We have expanded the disclosure to clarify that those members of the acquisition group have concluded, based on the reasons set forth in “– Position of Chelsey as to the Fairness of the Merger”, that the merger is fair to the unaffiliated stockholders of the Company.

Documents Incorporated by reference, page 73

32.     Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed after the date of the proxy statement and before the date of the special

United States Securities and Exchange Commission

Division of Corporation Finance

February 1, 2007

meeting. See Rule 13e-3(d)(2) and General Instruction F to Schedule 13E-3. Please revise accordingly.

Company Response. We have revised the disclosure in “Documents Incorporated by Reference” to eliminate any incorporation of future Exchange Act filings.

With respect to the Staff’s comments relating to the Company, Chelsey Direct, LLC, Chelsey Acquisition, LLC, Chelsey Finance, LLC, DSJ International Resources, Ltd., Chelsey Profit Sharing Plan, William Wachtel and Stuart Feldman (collectively, the “Filing Persons”), each Filing Person has authorized us to advise the Staff as follows: (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and (iii) the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Daniel J. Barsky

Daniel J. Barsky

Senior Vice President, General Counsel

cc:	Martin Nussbaum, Esq.

Richard Goldberg, Esq.

Bruce Silverstein, Esq.